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                             August 17, 2023

       Stephen Sheldon
       Chief Financial Officer
       PaxMedica, Inc.
       303 South Broadway, Suite 315
       Tarrytown, NY 10036

                                                        Re: PaxMedica, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
10, 2023
                                                            CIK No. 0001811623

       Dear Stephen Sheldon:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Anna Tomczyk, Esq.